Exhibit 12.1

Genworth Financial, Inc.
Computation Of Ratio Of Earnings To Fixed Charges
(Dollar amounts in millions)

						Pro Forma
	Historical
	Year ended December 31,					Year ended December 31,
	2003	2002	2001	2000	1999	2003
Net earnings from continuing operations before income taxes and accounting changes	$1,382	$1,791	$1,821	$1,851	$1,589	$1,330
Fixed charges included in earnings from continuing operations:
Interest expense	140	124	126	126	78	138
Interest portion of rental expense	23	25	23	25	24	23
Interest credited to contractholder	1,624	1,645	1,620	1,456	1,290	1,358

Subtotal	1,787	1,794	1,769	1,607	1,392	1,519
Fixed charges included in earnings from discontinued operations:
Interest expense	12	16	15	17	17	12
Interest portion of rental expense	8	12	12	12	9	8
Interest credited to contractholder	68	79	51	41	6	68

Subtotal	88	107	78	70	32	88

Total fixed charges	$1,875	$1,901	$1,847	$1,677	$1,424	$1,607

Earnings available for fixed charges (including interest credited to contractholders)	$3,257	$3,692	$3,668	$3,528	$3,013	$2,937

Ratio of earnings to fixed charges (including interest credited to contractholders) (1)	1.74	1.94	1.99	2.10	2.12	1.83	(2)

(1)   For purposes of determining the historical ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to policyholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.

(2)   For purposes of determining the ratio of pro forma earnings to pro forma fixed charges, pro forma earnings consist of pro forma earnings from continuing operations before taxes plus pro forma fixed charges from continuing operations and fixed charges from discontinued operations. Pro Forma fixed charges consist of (a) pro forma interest expense on short-term and long-term borrowings, including dividends on Series A Preferred Stock; (b) pro forma interest credited to policyholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.